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                              December 13, 2023

       John Enwright
       Chief Financial Officer
       Vera Bradley, Inc.
       12420 Stonebridge Road
       Roanoke, Indiana 46783

                                                        Re: Vera Bradley, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
March 8, 2023
                                                            File No. 001-34918

       Dear John Enwright:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Filed March 8, 2023

       Forward Outlook

   1.                                                   Your disclosure
indicates that all forward looking guidance numbers, excluding net income, are non-GAAP
measures. Please revise future filings to provide the disclosures required by Item
10(e)(1)(i)(B) of Regulation S-K or revise your disclosures to state that a reconciliation cannot
be provided without unreasonable effort, if appropriate.
       Fourth Quarter and Fiscal Year Comments

   2. In the first paragraph you reference fourth quarter non-GAAP diluted EPS without first referencing the
directly comparable GAAP measure. In future filings, please revise your disclosures to ensure
you are not placing greater prominence on non-GAAP financial measures. Please refer
to Item 10(e)(1)(i)(A) of Regulation S-K.
 John Enwright
FirstName LastNameJohn   Enwright
Vera Bradley, Inc.
Comapany13,
December  NameVera
              2023 Bradley, Inc.
December
Page 2    13, 2023 Page 2
FirstName LastName
GAAP to Non-GAAP Reconciliation

3. In future filings please revise the format of the non-GAAP reconciliations to eliminate the non-GAAP income statement currently presented. Refer to the guidance in Question
         102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP
         Financial Measures.
4. We refer to the adjustments related to inventory costs, consulting fees, professional fees and CEO severance, retention and relocation costs. Please describe to us the specific nature of the costs reflected in each of these adjustments and explain to us how you determined that these adjustments are appropriate based on the guidance in Question
         100.01 of the Division's Compliance & Disclosure Interpretations on Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Mindy Hooker at 202-551-3732 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing